Zarlink Announces Issuer Bid for Debentures

•	Company to repurchase between Cdn$17 million and Cdn$24 million face value of its 6% convertible unsecured subordinated debentures due September 30, 2012 (TSX:ZL.DB)

OTTAWA, CANADA, June 8, 2009 – Zarlink Semiconductor Inc. (TSX:ZL) today announced that its Board of Directors has authorized a formal issuer bid (the “Offer”) to purchase for cancellation up to Cdn$24 million face value of its 6% convertible unsecured subordinated debentures at a price per Cdn$1,000 face value debenture that is not less than Cdn$500 and not greater than Cdn$700 per debenture, through a modified “Dutch auction” issuer bid. The maximum aggregate purchase price for all debentures repurchased will not exceed Cdn$12 million.

The modified Dutch auction allows debentureholders to select a price, within the specified range, at which each debentureholder is willing to sell either all or a portion of the debentures he or she owns. Upon expiration of the Offer, Zarlink will select the lowest purchase price (the “Purchase Price”) that will allow it to purchase the maximum amount of debentures for Cdn$12 million in the aggregate. Debentures tendered at or below the Purchase Price will be purchased at the Purchase Price. If the aggregate Purchase Price of all debentures offered and accepted under the offer exceeds Cdn$12 million, the debentures tendered will be subject to pro-ration. Zarlink will pay accrued interest up to but not including the expiration date of the Offer. The Offer will expire at 5 p.m. (Toronto time) on July 15, 2009, unless withdrawn, extended or varied by Zarlink.

Zarlink’s Board of Directors has determined that the purchase of the debentures pursuant to this issuer bid represents an effective use of the Company’s financial resources and is in the best interests of the Company. After giving effect to the issuer bid, Zarlink will continue to have sufficient financial resources and working capital to conduct its ongoing business operations, and to fund its future business developments. In addition to reducing the Company’s debt, this Offer is expected to reduce ongoing interest expenses by up to US$1.0 million per year.

A complete description of the terms and conditions of the Offer will be contained in the Offer to Purchase and Issuer Bid Circular and related documents that will be filed with the applicable securities regulatory authorities in Canada and the United States and mailed to holders of the debentures on June 9, 2009. The Offer is not conditional upon any minimum face value of debentures being tendered, but is subject to certain other conditions which are specified in the Offer to Purchase and Issuer Bid Circular.

Neither Zarlink nor its Board of Directors makes any recommendation to any debentureholder as to whether to deposit or refrain from depositing debentures.  Debentureholders must make their own decisions as to whether to deposit debentures under the Offer.  Debentureholders should carefully consider the income tax consequences of depositing debentures pursuant to the Offer. Debentureholders must decide the principal amount of the debentures they will tender, if any, and the price within the stated range at which they will offer their debentures to the Company. Debentureholders are strongly encouraged to review the Offer to Purchase and Issuer Bid Circular and related documents carefully and consult with their financial and tax advisors prior to making any decision with respect to the Offer.

On May 27, 2009, the TSX accepted Zarlink’s Notice of Intention to recommence its Normal Course Issuer Bid with respect to its common shares. In accordance with applicable Canadian securities laws, Zarlink will suspend purchases of its common shares pursuant to the Normal Course Issuer Bid until the end of the 20th business day following the expiry of the Offer.

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com